Exhibit 3.1

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BARNES & NOBLE, INC.

FIRST: The name of the corporation is Barnes & Noble, Inc.

SECOND: The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time.

FOURTH: The total number of shares which the corporation shall have the authority to issue is one thousand (1000) shares of common stock with par value of $.01 each, of which five hundred (500) shares are designated as Voting Common Stock and five hundred (500) shares are designated as Non-Voting Common Stock.

FIFTH: The corporation is to have perpetual existence.

SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the by-laws of the corporation.

SEVENTH: The corporation shall indemnify to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, each person who is or was a director or officer of the corporation and the heirs, executors and administrators of such a person pursuant to the terms set forth in Article XX of the Second Amended and Restated By-Laws of the corporation.

EIGHTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

NINTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.